November 12, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara Ransom, Assistant Director
Courtney Haseley, Staff Attorney

Re:	Ominto, Inc.
Registration Statement on Form S-1
File No. 333-207005

WITHDRAWAL OF ACCELERATION REQUEST

Ladies:

Reference is made to our letter, filed as correspondence via EDGAR on November 10, 2015, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, November 12, 2015, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Best Regards,

Ominto, Inc.

/s/ Tom Virgin
Tom Virgin
Chief Financial Officer

cc: Lisa Klein, Gordon Rees

Ominto, Inc.

1110 – 112th Ave NE

Suite 350

Bellevue, WA 98004 · USA

Tel: (561) 362-2381

Toll Free Tel: (855) 833-9893

Fax: (561) 362-2383